10/8



03045648

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lopro Corp.

*CURRENT ADDRESS



PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4664 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/15/04

File Number: 82-4664

03 OCT -8 AM 7:21

(Summary English Translation)

June 12, 2003

AR/S 3-31-03

TO OUR SHAREHOLDERS:

LOPRO CORPORATION
60, Nakamachi,
Shichijo-goshonouchi
Shimogyo-ku, Kyoto
Japan

Ryuichi Matsuda
President and Representative
Director

Notice of Convocation of the 34th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 34th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Friday, June 27, 2003

(2) Place: 7th Floor, Large Conference Room of the Head Office of the Company, located at 60, Nakamachi, Shichijo-goshonouchi, Shimogyo-ku, Kyoto, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Business Report, Balance Sheet and Statement of Income for the 34th fiscal year from April 1, 2002 through March 31, 2003.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained deficit for the 34th fiscal year.

Agendum No. 2: Amendments of a part of the Articles of Incorporation.

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

Agendum No. 3: Reduction of additional paid-in capital and legal reserve.

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

Agendum No. 4: Acquisition of the Company's own shares.

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

Agendum No. 5: Election of two Statutory Auditors.

Agendum No. 6: Payment of retirement benefits to a retired Director.

* * * * * * * * * *

If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2002 through March 31, 2003

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2003, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, employees, state of shares, business combination, principal correspondent banks and directors and statutory auditors of the Company is mentioned.

BALANCE SHEET

As of March 31, 2003

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥41,640
Money deposited	24,353
Bills receivable	3,221
Commercial bills	36,669
Loans	84,357
Accounts receivable	4,934
Prepaid expenses	1,019
Deferred tax assets	15,778
Other current assets	402
Allowance for bad debts	-3,048
Total current assets	209,328
Fixed Assets:	
Tangible fixed assets:	
Buildings	13,533
Structures	37
Furniture and fixtures	139
Land	8,896
Total tangible fixed assets	22,607
Intangible fixed assets:	
Software	128
Telephone subscription rights	233
Total intangible fixed assets	362

Investment and others:	
Investment securities	2,571
Shares of stock of subsidiaries	1,500
Investment in capital	825
Long-term loans of subsidiaries	54,800
Long-term prepaid expenses	150
Other investment, etc.	1,206
Total investment and others	61,053
Total fixed assets	84,022
Deferred Assets:	
Share issue expenses	171
Total deferred assets	171
Total Assets	¥293,523

	(Millions of yen)
Liabilities	
Current Liabilities:	
Short-term borrowings	¥39,053
Long-term borrowings due within one year	4,615
Notes redeemable within one year	13,390
Accrued claims	738
Accrued expenses	347
Accrued corporate tax, etc.	86
Deposits received	158
Deferred income	2,641
Allowance for employees' bonuses	251
Allowance for loss from litigation	46,384
Other current liabilities	35
Total current liabilities	107,701
Fixed Liabilities:	
Notes	9,500
Convertible bonds	27,210
Long-term borrowings	22,755
Allowance for retirement benefits	121
Allowance for loss from subsidiaries	32,273
Other fixed liabilities	2,046
Total fixed liabilities	93,906
Total liabilities	¥201,607

	(Millions of yen)
Shareholders' Equity	
Common Stock	¥52,626
Capital Surplus	
Capital reserve	55,048
Retained earnings	
Profit reserve	2,704
Voluntary reserve	80,600
General reserve	80,600
Unappropriated retained deficit	78,931
(Net deficit for the period	77,883)
Total earned surplus	4,373
Variance of the re-estimate of land	-18,859
Variance of estimate of shares, etc.	-105
Treasury Stock	-1,169
Total shareholders' equity	91,915
Total Liabilities and Shareholders' Equity	¥293,523

STATEMENT OF INCOME

(Year ended March 31, 2003)

	(Millions of yen)
Ordinary Items	
Operating profit and loss:	
Operating revenue:	
Interest income and discount income	¥18,310
Interest on deposits in banks	3
Commission income	1,019
Profit on sale of trust notes	3,183
Income from leases on real estate	488
Total operating revenue	23,004
Operating expenses:	
Financial expenses	4,471
Commission expenses	709
Cost of leases on real estate	375
Selling, general and administrative expenses	18,637
Total operating expenses	24,193
Total operating loss	1,188
Non-operating profit and loss:	
Non-operating revenue:	
Dividend income	27
Income from redemption of notes	455
Miscellaneous revenue	53
Total non-operating revenue	536
Non-operating expenses:	
Interest expenses	84
Interest on notes	559
Share issue expenses written-off	85
Note issue expenses written-off	228
Miscellaneous loss	265
Total non-operating expenses	1,224
Ordinary loss	¥1,876

	(Millions of yen)
Extraordinary Items	
Extraordinary profit:	
Profit on sale of investment securities	13
Returned amount of allowance for bad debt	947
Total extraordinary profit	960
Extraordinary loss:	
Loss on disposal of fixed assets	535
Loss on valuation of investment securities	1,582
Loss on sale of franchise	18
Provision for allowance for loss from subsidiaries	7,588
Provision for allowance for loss from litigation	32,371
Total extraordinary loss	42,096
Net deficit before taxes	43,012
Corporate tax, inhabitants tax and enterprise tax	87
Corporate tax, etc. adjustment	34,783
	34,870
Net deficit for the period	77,883
Retained earnings brought forward	990
Liquidation of variance of the re-estimate of land	-2,038
Unappropriated retained deficit for the period	¥78,931

STATEMENT OF APPROPRIATION OF RETAINED DEFICIT

(Year ended March 31, 2003)

	(Yen)
Unappropriated retained deficit for the period	¥78,931,397,120
Liquidation of voluntary reserve:	80,600,000,000
Liquidation of general reserve	80,600,000,000
Total	1,668,602,880

We will appropriate these amounts as follows:

Retained earnings brought forward to the next period	¥1,668,602,880

Copy of Audit Report of Accounting Auditors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LOPRO CORPORATION

May 19, 2003

Chuo Aoyama Audit Corporation

Yukihiro Matsunaga (Seal)
Certified Public Accountant
Representative and Engagement Partner

Kazumi Fukai (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Article 2 of the Special Law of the commercial Code Concerning Audit, etc. of Stock corporation, the financial statements which consist of the balance sheet, statement of income and retained earnings, business report (limited to the portion relating to accounting), proposed appropriation of retained deficit and supplementary statement (limited to the portion relating to accounting) of LOPRO CORPORATION (former Nichiei Co., Ltd.) ("the Company") for the 34th fiscal year from April 1, 2002 to March 31, 2003. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records of the Company. Responsibility for preparation of the financial statements and supplementary statement shall be attributed to the management of the Company, while our responsibility is to express our opinion about the financial statements and supplementary statement from an independent standpoint.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statement are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplementary statement by, among others, assessing the accounting principles used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion. Such audit also includes auditing procedures as we considered necessary in the examination of subsidiaries of the Company.

As a result of our audit, we are of the opinion that:

1. The balance sheet and the statement of income and retained earnings of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

2. The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

3. The proposed appropriation of retained deficit is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

4. The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, based on the report from each Statutory Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 34th fiscal year from April 1, 2002 to March 31, 2003, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Statutory Auditors, each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the head office and the major business offices, requested reports on business from the subsidiaries, visited subsidiaries and investigated their conduct of business and condition of properties whenever it was deemed necessary, received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Chuo Aoyama Audit Corporation, are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors. Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

(6) As a result of investigation of the subsidiaries, there is no matter which is required to be pointed out by us with respect to the execution of duties of their directors.

May 22, 2003

Board of Statutory Auditors
LOPRO CORPORATION

Takeshi Noishiki (Seal)
Full-time Statutory Auditor

Bunyu Kajima (Seal)
Statutory Auditor

Takuya Goto (Seal)
Statutory Auditor

Masaki Tsukiji (Seal)
Statutory Auditor

Masahiro Maeda (Seal)
Statutory Auditor

(Note) The Auditors Mr. Takeshi Noishiki, Mr. Bunyu Kajima, Masaki Tsukiji and Masahiro Maeda are outside Statutory Auditors as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights

902,088

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained deficit for the 34th fiscal year

The content of the proposed agendum is set forth in the "Statement of Appropriation of Retained Deficit" in the attachment hereto.

Agendum No. 2: Amendments of a part of the Articles of Incorporation

The Articles of Incorporation will be amended in accordance with recent amendments to the Commercial Code of Japan.

Agendum No. 3: Reduction of additional paid-in capital and legal reserve

It is proposed that the Company's additional paid-in capital will be reduced by ¥41,892,000,000 from ¥55,048,979,162 to ¥13,156,979,162, and the Company's legal reserve will be reduced from ¥2,704,924,812 to ¥0, in order to prepare for future capital management such as acquisition of the Company's own shares as well as enhancement of distributable profits, based upon the provisions of paragraph 2, Article 289 of the Commercial Code.

Agendum No. 4: Acquisition of the Company's own shares

It is proposed that the acquisition of up to a maximum of 2,500,000 shares of the common stock of the Company during the period from the close of this General Meeting until the close of the next following Annual General Meeting of Shareholders for a maximum acquisition price of ¥1,000,000,000, in order that the execution of capital management in a flexible manner responding to the changes of business environments be possible subject to approval of Agendum No. 3, based upon the provisions of Article 210 of the Commercial Code.

Agendum No. 5: Election of two Statutory Auditors

Names, brief personal histories and numbers of the Company's shares owned by the candidates are mentioned.

Agendum No. 6: Payment of retirement benefits to a retired Director

It is proposed that appropriate retirement benefits be paid to a retired director in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Name and brief personal history of the retired director are mentioned.

* * * * * * * * * *

File Number: 82-4664

(Summary English Translation)

Business Report for the 34th Fiscal Period

April 1, 2002 through March 31, 2003

LOPRO CORPORATION

To Our Stockholders

Compliments of Ryuichi Matsuda, the President and Representative Director of the Company, are mentioned.

Compliance

The Company's basic principles of compliance and outline of the organization of the Compliance Committee are mentioned.

Review of Operation (April 1, 2002 through March 31, 2003)

Outline of the Company's business developments and results for the fiscal year ended March 31, 2003 and future business strategies are mentioned.

Consolidated Financial Highlights

Consolidated Financial Data for the Five Most Recent Fiscal Years

	30th	31st	32nd	33rd	34th
Balance of Loans (million yen)	522,208	355,631	303,476	215,435	181,667
Operating Income (million yen)	152,034	118,471	62,769	46,431	32,108
Ordinary Profit/Loss (million yen)	65,324	21,508	-37,919	5,156	2,762
Net Income/Deficit (million yen)	33,096	-14,229	-39,896	308	-67,666
Total Assets (million yen)	623,554	536,736	365,746	338,960	276,412
Net Assets (million yen)	220,329	204,474	165,041	153,315	90,409
Net Assets per Share (yen)	3,335.89	3,095.92	2,432.24	1,906.60	1,001.07
Net Income/Deficit per Share (yen)	507.29	-215.43	-602.08	3.88	-789.32

(Notes)

1. *Regarding the balance of loans as of the end of the 31st fiscal year (fiscal year ended March 31, 2000), 65,986 million yen was off-balanced through securitization of "guaranteed loan on notes".*
2. *Regarding the balance of loans as of the end of the 33rd fiscal year (fiscal year ended March 31, 2002), 31,267 million yen was off-balanced through securitization of "guaranteed loan on notes".*
3. *Regarding the balance of loans as of the end of the 34th fiscal year (fiscal year ended March 31, 2003), 9,597 million yen was off-balanced through securitization of "guaranteed loan on notes".*
4. *Business developments and results of the 34th fiscal period (fiscal year ended March 31, 2003) is as set forth in "Outline of Business" above.*
5. *In calculation of net income/loss per share and net assets per share for each fiscal year, the average number of outstanding shares for the relevant period (the number of shares after deduction of the number of treasury stock) and the number of outstanding shares at the end of the period (the number of shares after deduction of the number of treasury stock) are used. From the 34th fiscal year (fiscal year ended March 31, 2003), "Accounting Standards for Net Income per Share"(Corporate Accounting Standards No.2) and "Applicable Guideline of Accounting Standards for Net Income per Share"(Applicable Guideline of Corporate Accounting Standards No.4) are applied.*

Information Concerning Shares

(i) Total number of shares authorized to be issued: 188,039,100 shares

(ii) Total number of outstanding shares: 91,738,490 shares

(iii) Total number of shareholders as of the end of the fiscal year: 32,664 persons

(iv) Names of principal shareholders, etc. are mentioned.

A table presenting fluctuations in the Company's share price for its three most recent fiscal years is included.

	32nd March 2001	33rd March 2002	34th March 2003
High (yen)	2,865	1,759	923
Low (yen)	480	752	246
Number of Shareholders (persons)	24,018	31,959	32,664

Memorandum

End of Fiscal Year: March 31 (each year)
General Shareholders' Meeting: Late June (each year)
Date on which Shareholders to Receive Dividends is Fixed:
March 31 (For interim dividend, September 30)
Transfer Agent: The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
Office of Transfer Agent: The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
(Where to Make Contact): The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508
Tel.: 03-5391-1900

Where to Trust Transfer: All Branches of The Mitsubishi Trust and Banking Corporation in Japan

Newspaper in which Public Notices are Published: *Nihon Keizai Shimbun*

Number of Shares per Unit 100 shares (Code: 8577)

Notice

Commencement of "System of Invalidation of Share Certificate" due to the amendment of Commercial Code at April 1, 2003 is mentioned. Transfer Agent's phone number for request for forms necessary is included.

Corporate Information

Outline of the Company

Date of Incorporation: March 17, 1970

Capital: 52,626,979,162 yen

Nature of Business:
(1) Discounting of commercial bills
(2) Loans evidenced by promissory notes to corporations
(3) Leasing real estate

Head Office: 60, Nakamachi, Shichijo-goshonouchi, Shimogyo-ku, Kyoto

Directors

Names of 6 directors (including 1 representative director) and 5 statutory auditors are mentioned.

Employees

Total Number of Employees: 1,329

Branches

Total Number of Branches: 86 (following the integration of branches as of June 16, 2003, 78 branches)